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                                 Acusphere, Inc.
                                38 Sidney Street
                         Cambridge, Massachusetts 02139
                            Telephone: (617) 577-8800


                                                             December 5, 2001


VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attn:  Filing Desk

       Re: Acusphere, Inc./Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form S-1 (File No. 333-68926)

Ladies and Gentlemen:

     On September 4, 2001, Acusphere, Inc., a Delaware corporation (the "Company"), filed Registration Statement No. 333-68926 on Form S-1 (together with the exhibits and amendments thereto, the "Form S-1") with the Securities and Exchange Commission (the "Commission"). The Form S-1 relates to the registration, under the Securities Act of 1933, as amended (the "Act"), of up to $69 million of proposed maximum aggregate offering price of shares of Common Stock, par value $.01 per share, of the Company (the "Offering").

     Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of the Form S-1 and requests that the Commission consent thereto. No securities have been issued or sold under the Form S-1 in connection with the Offering. The Form S-1 has not been declared effective by the Commission.

     The Company has determined at this time not to proceed with the Offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Form S-1 is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.

     The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

     In addition, the Company requests that its confidential treatment application also be withdrawn at this time. The Company further requests that its original application for confidential treatment dated October 16, 2001, any exhibits and schedules thereto, the original transmittal letter, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, continue to be withheld from public availability based upon the exemption from disclosure set forth in 17 C.F.R. ss. 200.80(b)(4) (a subsection of the Commission's rule adopted under the Freedom of Information Act (5 U.S.C. ss. 552)), which subsection exempts


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                                      -2-


from disclosure "trade secrets and commercial or financial information obtained from a person and privileged and confidential" contained in material filed with the Commission.

     If you have any questions regarding this letter, please contact Sherri C. Oberg, President, Chief Executive Officer and Director of the Company, at (617) 577-8800.


                                         Sincerely,

                                         ACUSPHERE, INC.


                                         By: /s/ Sherri C. Oberg
                                            ------------------------------------
                                            Sherri C. Oberg
                                            President, Chief Executive Officer
                                            and Director


cc:  Jeffrey P. Riedler (Securities and Exchange Commission)
     James R. Fitzgerald, Jr. (Acusphere, Inc.)
     Lawrence S. Wittenberg, Esq. (Testa, Hurwitz & Thibeault, LLP) Michael H. Bison, Esq. (Testa, Hurwitz & Thibeault, LLP)
     Amy B. Kelly, Esq. (Testa, Hurwitz & Thibeault, LLP)